Moolec Science SA

17, Boulevard F.W. Raiffeisen

L-2411 Luxembourg,

Grand Duchy of Luxembourg

+352 26 49 65 65

January 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Delaying Amendment for Moolec Science SA

Registration Statement on Form F-1 (File No. 333-269439)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Reference is made to the Registration Statement on Form F-1 (File No. 333-269439) filed with the Securities and Exchange Commission (the “Commission”) by Moolec Science SA on January 27, 2023 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Matthew Poulter, Linklaters LLP, at (212) 903-9306.

Sincerely,

Moolec Science SA

	By:	/s/ Gastón Paladini
	Name:	Gastón Paladini
	Title:	Chief Executive Officer

cc: Matthew Poulter, Linklaters LLP